July 1, 2014

VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631

Re:    Crown Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 0-50189

Dear Mr. O'Brien:

Crown Holdings, Inc. ("we," "Crown" or the "Company") is responding to the comments raised in your letter dated June 18, 2014 regarding Crown's Form 10-K for the fiscal year ended December 31, 2013. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2013

General

1.
You stated in your letter to us dated August 22, 2011 that you sold products to Sudan and Syria. In addition, you disclose on page 1 that you operate in the Caribbean, a region that includes Cuba. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Cuba, Sudan, or Syria. Please provide us with information regarding any contacts with Cuba, Sudan, or Syria since the referenced letter. Your response should describe any goods or services you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Cuba, Sudan and Syria, or entities they control.

Since the date of our last letter, Crown and its subsidiaries have not had any business contacts with Cuba.
As permitted by U.S. laws and regulations, non-U.S. subsidiaries of Crown have sold beverage cans and closures to private businesses in Sudan and Syria. These sales were conducted in accordance with U.S. economic sanctions and export control laws. Crown has training programs and compliance policies and procedures to ensure that no U.S. persons facilitate sales to embargoed countries and that such sales comply with the requirements of applicable U.S. laws and regulations including those of the U.S. Treasury Department’s Office of Foreign Assets Control.

To the best of our knowledge, Crown and its subsidiaries have had no agreements, arrangements or other contacts, directly or indirectly, with the governments of Cuba, Sudan or Syria or entities they control.

In 2011, 2012, 2013 and the first quarter of 2014, sales to customers in Sudan and Syria were approximately as follows:

Net Customer Sales to Sudan and Syria
(USD millions)

	2011	2012	2013	Q1 2014
Sudan	3.3	3.3	2.8	0.5
Syria	19.3	9.9	7.4	0.6

Item 15. Exhibits and Financial Statement Schedules, page 114

2.
We note that you have not filed a signed credit agreement and you have not filed the schedules and exhibits to your credit agreement filed as exhibit 4.r. As indicated in our prior comments 18 and 19 in our letter dated May 24, 2011 and comment 1 in our letter dated July 6, 2011, please file a complete copy of your credit agreement including all of the schedules and exhibits to exhibit 4.r. with your next Exchange Act report.

In response to your comment, we will file with our next Exchange Act report a complete copy of the referenced credit agreement with all schedules and exhibits referenced therein.

* * * *
Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier
Name: Kevin C. Clothier
Title: Vice President and Corporate Controller